Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Addendum to the Notice of the 75th Annual General Meeting

Mumbai, August 11, 2020: This is with further reference to our letter sc no.16072 dated August 3, 2020 regarding the Annual Report (Integrated) of the Company for the Financial Year 2019-20 alongwith Notice convening the 75th Annual General Meeting of the Company scheduled to be held on August 25, 2020 at 2.00 p.m. (IST), we hereby provide further clarity to below mentioned resolutions vide addendum to the Notice dated August 10, 2020:

-	Item No.4 - Approval and ratification for payment of Minimum Remuneration to Mr Guenter Butschek, CEO and MD for FY 2019-20
-	Item No. 5 - Approval for payment of Minimum Remuneration to Mr Guenter Butschek, CEO and MD in case of no/inadequacy of profits during FY 2020-21.

The addendum to the above notice of 75th Annual General Meeting of the Company is enclosed herewith. The said addendum is also available on the Company’s website at www.tatamotors.com.

This is for the information of the exchange and the members.

Addendum to Notice dated July 31, 2020 of Annual General Meeting of Tata Motors Limited scheduled on August 25, 2020

Attention is invited to the following resolutions proposed to be taken up at the said Annual General Meeting (AGM) seeking a confirmation on the Special Resolution passed by the shareholders at the AGM held on August 9, 2016:

Item 4 of Notice: Approval and ratification for payment of Minimum Remuneration to Mr Guenter Butschek, CEO and MD for FY 2019-20

Item 5 of Notice: Approval for payment of Minimum Remuneration to Mr Guenter Butschek, CEO and MD in case of no/inadequacy of profits during FY 2020-21

This addendum is prepared to provide further clarity to the above resolutions as under:

Already approved by the shareholders

§ As per the contract executed by the Company and Mr Butschek, which has also been approved by the shareholders at the AGM held on August 9, 2016 the Incentive Remuneration (variable pay) in the form of Performance Bonus and Long Term Incentive as under:

Performance Linked Bonus: The target performance linked bonus will be €550,000 per annum upto a maximum of €825,000 per annum. This performance linked bonus would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board which will be payable after the Annual Accounts have been approved. An indicative list of factors that may be considered for determining the extent of performance linked bonus by the Board (recommended by the Nomination and Remuneration Committee) are:

a. Company performance on certain defined qualitative and quantitative parameters as may be decided by the Board from time to time.

b. Industry benchmarks of remuneration.

c. Performance of the individual.

Long Term Incentive: With the objective of achieving long term value creation through retention and continuity of the leadership, it is intended that a long term incentive plan would be made available. The value of the long term incentive plan is intended to be a target of €550,000 per annum but not exceeding €825,000 per annum. This incentive would be payable subject to the achievement of certain performance criteria and such other parameters as may be considered appropriate from time to time by the Board.

The said proposals in item no 4 and 5 of the Notice only seek a confirmation from the shareholders for the 4th and 5th year of his tenure without in any manner seeking to revise or increase Mr Butschek’s remuneration.

Determinants of Variable Pay

§ As mentioned on Page 149 of the Annual Report, the Nomination and Remuneration Committee reviews and recommends to the Board the changes in the managerial remuneration, generally being increment in basic salary and incentive remuneration of the CEO & MD on a yearly basis. This review is based on the Balanced Score Card that includes the performance of the Company and the individual Director on certain defined qualitative and quantitative parameters such as:

- Volumes;

- EBITDA;

- market share;

- Cashflows;

- cost reduction initiatives;

- safety;

- strategic initiatives;

- special projects

as decided by the Board vis-a-vis targets set in the beginning of the Year.

Other aspects of pay

§ As per the said contract with Mr Butschek, there is no provision for increase in fixed pay during the 5 year tenure and accordingly the same has remained constant from the date of his appointment.

§ Mr Butschek’s remuneration has a high proportion of variable pay with the same linked to the Company’s performance. In FY 19-20 the variable pay has been sharply reduced by 74% as compared to the previous year (pg. 373 of the Report). The variable pay is around 60 -65% of total pay.

§ CEO remuneration is also benchmarked with other expat CEOs in organisations having similar size and complexity in operations. On a Cost to Company basis his remuneration is around the 10th percentile with the benchmarked companies.

The Company continues in its journey to improve disclosure standards, including on

CEO remuneration, by benchmarking against best practices in India and globally.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD

100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.